Exhibit 1

Claude Resources Inc.

Annual Information Form

May 12, 2004

Table of Contents

Claude Resources Inc. (“Claude” or the “Company”)
Annual Information Form – May 12, 2004

			Page

Statement Regarding Forward-Looking Information			4
Glossary of Terms			5
Item 1:	Corporate Structure
	1.1	Name, Address and Incorporation	12
	1.2	Subsidiary Corporation	12
Item 2:	General Development of the Business
	2.1	Recent History	12
Item 3:	Description of the Company’s Business
	3.1	General	13
	3.2	Risk Factors	13
	3.3	Mineral Properties	18
	3.4	Oil and Gas Activities	36
Item 4:	Dividends		44
Item 5:	Description of Capital Structure
	5.1	General Description of Capital Structure	44
Item 6:	Market for Securities
	6.1	Trading Price and Volume	44
Item 7:	Directors and Officers
	7.1	Name, Occupation and Security Holdings	45
Item 8:	Transfer Agent and Registrar		46
Item 9:	Interests of Experts
	9.1	Names of Experts	46
	9.2	Interests of Experts	46
Item 10:	Additional Information		46

SCHEDULE A	Report on Reserves Data
SCHEDULE B	Report of Management and Directors on Reserves Data and Other Information

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Information Form and the documents incorporated herein by reference which are not historical facts may constitute “forward-looking statements”. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, or “expects”. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company’s products; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold and oil & gas price volatility; increased competition; inherent mining and oil & gas production risks; exploration programs not being successful; inability to obtain financing; actual reserves being lower than those estimated; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; and foreign exchange fluctuations.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

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GLOSSARY OF TERMS

ARTC - Alberta Royalty Tax Credit.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite - a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample. Technique usually involves firing/smelting.

Autoclave – a high pressure and temperature vessel for oxidizing refractory ore. Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.

Bbls – barrels; 34.972 Imperial gallons per barrel or 42 U.S. gallons per barrel.

BCF - billion cubic feet.

BOPD - barrels of oil per day.

Batholith – a very large intrusive mass of igneous rock.

Boudinage - a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

BQ Drill – a drill having a core diameter of 36.5 mm and a hole diameter of 60 mm.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp - a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis - in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Carried Interest – the Company's working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - a sulphide mineral of copper and iron.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

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Cut-off Grade - the lowest grade of mineralized material that qualifies as reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Cut Value - applies to assays that have been reduced by a statistically determined maximum to prevent erratic high values from inflating the average.

“Developed” or “Development” - in oil and gas refers to land to which proved or probable reserves have been assigned, with any wells drilled in a developed area specified as development wells.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dore – the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Dry Well - a well found to be incapable of producing hydrocarbons in quantities sufficient to justify completion of the well.

Electrowinning – the process of recovering metal from solution by electrolysis.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include: water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Exploration Wells - wells drilled to find hydrocarbons in an unproved area.

Face - the end of a drift, crosscut or stope in which work is taking place.

Facies – the character and composition of sedimentary deposits.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – is a definitive study of the viability of a mineral project by a qualified professional that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

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Fracture – a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Gabbro – a coarse-grained, crystalline, dark igneous rock.

Geochemistry - the study of the chemical properties of rocks.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gross - in reference to land or wells means a 100% interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.

Gross Reserves - total remaining projected production from a 100% interest in the applicable property.

Head Grade – the average grade of ore fed into a mill.

Highwall - the unexcavated face of ore in an underground stope.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal Alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

ICA – Investment Canada Act (Canada)

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

ITA – Income Tax Act (Canada)

Lens - a body of ore that is thick in the middle and tapers towards the ends.

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LT - long tons.

Mafic - igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

MCF - thousand cubic feet.

MLT - thousands of long tons.

MMCF - millions of cubic feet.

MSTB - thousands of stock tank barrels.

Mesothermal – a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Measured Resources - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metamorphosed Rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are often used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Muck - ore or rock that has been broken by blasting.

Muskeg – a thick deposit of decayed vegetable matter forming swampy areas.

Natural Gas Liquids or NGLs - primarily consist of propane, butane and condensate.

Net Profit Interest – a phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less the deduction of the equivalent percentage of costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty – a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Pillar - a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

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Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Recovery Rate - the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory – ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Roasting – to heat a refractory ore to drive off volatile substances or oxidize the ore. The oxidation of the ore liberates the gold.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

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Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Silification – the insitu alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of water.

Splay - one of a series of divergent small faults or fractures at the extremities of a major fault.

STB - stock tank barrels equals 34.972 Imperial gallons or 42 U.S. gallons.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Supergene Effects – the near surface effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Synform - a fold whose limbs close downward in strata for which the stratigraphic sequence is unknown.

Tailings Pond - a low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne – a metric ton or 2,204 pounds.

Tourmaline – a complex, crystalized silicate containing boron.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Undeveloped Acreage - in reference to oil and gas reserves, means land to which no proven or probable reserves have been assigned.

Unitized - the consolidation of several producing leases into one operating unit; is usually undertaken to enable greater recovery of natural gas, crude oil and liquids because it allows for more economical operations.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood - a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.

Weighted Average Exercise Price – the average price calculated when the grant price of each employee’s stock option is multiplied by the number of options for each option grant price. The result is summed and the total divided by the sum of the options granted.

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Weighted Average Remaining Life – the average remaining life of employee stock options outstanding calculated when the remaining life of each employee’s stock options are multiplied by the number of options for each grant price. The result is summed and the total divided by the sum of the options granted.

Working interest or WI - in reference to oil and gas reserves, means the interest held by Claude in land or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Working Interest Reserves - in reference to oil and gas reserves, means the remaining reserves of the property multiplied by the Company’s percentage working interest.

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Item 1 Corporate Structure

1.1	Name, Address and Incorporation

Claude Resources Inc. (“Claude” or the “Company”) was incorporated as a private corporation under the Canada Business Corporations Act (the “CBCA”) on March 26, 1980 and was converted to a public company by Articles of Amendment dated September 16, 1980. The Articles of Claude were restated by Restated Articles of Incorporation dated November 14, 1988. Articles of Reorganization dated November 8, 1993 were filed by Claude pursuant to the CBCA, which resulted in all then issued and outstanding 7.5% Convertible Redeemable First Preferred Shares, Series I in the capital of the Company being changed into Common Shares. By Articles of Amendment dated October 23, 1996, the Company’s Articles were amended to give the directors the ability to appoint additional directors to the board, not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

During 1998, the Company acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. ("Madsen") pursuant to a take-over bid offer made by Claude on March 13, 1998 (the "Take-over Offer").

During 1998, the Company acquired all of the outstanding shares of 3377474 Canada Inc., owner of the mineral property, mill and equipment related to the Tartan Lake gold mine.

Claude amalgamated, effective January 1, 2000, with its subsidiaries Madsen Gold Corp. and 3377474 Canada Inc. The amalgamated Company carries on business under the name Claude Resources Inc. Prior to the amalgamation, Claude dissolved three of its remaining subsidiaries. The subsidiaries dissolved were Centaur Mining Contractors Corp., Jael Explorations Limited (“Jael”) and RSGM Exploration Limited (“RSGM”). Both Jael and RSGM were wholly-owned subsidiaries of Madsen. Following dissolution, the remaining assets of these subsidiaries were transferred to Claude. The amalgamation and dissolutions were intended to reduce the administrative and corporate governance requirements and expense associated with maintaining a number of different corporations.

The registered office of the Company is located at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan S7K 5T6. Its principal executive office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan S7K 5M5, Telephone: (306) 668-7505.

1.2	Subsidiary Corporation

Claude has one subsidiary corporation, 574095 Alberta Ltd., an Alberta corporation which is wholly-owned by Claude.

Item 2 General Development of the Business

2.1	Recent History

Recent developments in the Company’s business over the last three completed fiscal years were as follows:

2003: In October, the upgrade of the East Lake Tailings Facility at the Seabee mine was completed; in November, the commissioning of the shaft extension at the Seabee mine to the 600 metre level was completed; in December, the Company was approved for listing on the American Stock Exchange.

2002: In June, the Company renegotiated the Seabee mine’s existing surface lease with the Government of Saskatchewan - the new lease expires in 2025; in December, the Company extended by one year, the Madsen property option agreement with Placer Dome Inc.

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Item 3 Description of the Company’s Business

3.1	General

The Company is engaged in the acquisition, exploration, and development of precious metal properties, the acquisition and development of oil and gas properties and the production and marketing of minerals, oil, NGLs and natural gas. The majority of Claude's mineral properties are in northern Saskatchewan, northern Manitoba and northwestern Ontario. The majority of Claude’s oil and gas properties are in Alberta, with some property interests in southeastern Saskatchewan.

The Company is the sole owner and operator of the Seabee mine, accessed by air and located 125 kilometres northeast of LaRonge, Saskatchewan. This operation has been in production since December 1991, producing nearly 675,000 ounces of gold to December 31, 2003.

In 2003, gold sales from the mine were 50,800 ounces compared to 41,500 ounces in 2002 and 46,300 ounces in 2001.

A detailed description of the Seabee mine and the Company’s other mineral properties is found under “3.3 Mineral Properties”.

The Company through its wholly-owned subsidiary, 574095 Alberta Ltd. (“574095”), owns and administers its oil, NGLs & gas property interests in Alberta. These properties interests in Alberta are operated by others and combined with oil interests operated by the Company in southeastern Saskatchewan produced 91,200 barrels of oil and NGLs (2002 – 83,200 barrels; 2001 – 87,500 barrels) and 800,000 MCF of gas (2002 – 886,200 MCF; 2001 – 951,400 MCF) in 2003.

A detailed description of the Company’s oil and gas properties is found under “3.4 Oil and Gas Activities”.

For the three fiscal years ended December 31, 2001, 2002 and 2003 respectively, gold sales accounted for 73%, 74% and 68% of the Company’s revenues while oil, NGLs and gas sales accounted for 27%, 26% and 32% of the Company’s revenues.

Operations are not seasonal as both gold and oil and gas are produced year round. The Company’s products are commodities for which there is an active market and are not differentiated from the products of other competitors. Therefore, the Company conducts no special marketing for its products and its revenue is largely determined by prevailing market prices. The Company’s oil and gas interests in Alberta are in wells operated by others and the Company has no active management in the production of or the marketing of the oil and gas produced – in either the Alberta or Saskatchewan properties.

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “3.2 Risk Factors”, under “Industry Competition may Hinder Corporate Growth”.

3.2	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2003 annual report, the following risk factors should be considered in evaluating the Company.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The level of profitability of the Company in future years will depend mainly on gold prices, the costs of production at the Seabee mine and whether any of the Company’s exploration stage properties can be brought to production.

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The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs on the Company’s mineral properties will establish reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production.

Non-Operator Status of Oil and Gas Properties

All of Claude’s oil and gas properties are operated by others, as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and gas properties are similar to those found for its gold assets. These include, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar vs. Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2003, the market price per ounce for gold ranged from a low of U.S. $320 to a high of U.S. $416 with an average price of U.S. $363.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the stoppage of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the stoppage or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by

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governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Fluctuations in the U.S. Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold and oil and gas is denominated in U.S. dollars and, accordingly, the Company’s proceeds from operations from the Seabee mine and its oil and gas properties will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2003, the CDN$/US$ exchange rate ranged from a low of $1.2924 to a high of $1.5747 with an average of $1.4015.

Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada, the provincial laws of Manitoba, Saskatchewan, and Ontario as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas - areas providing for habitat for certain species and other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

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Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. As well, estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. This risk is mitigated to some extent, by utilizing consultants to annually provide independent assessments of the Company’s estimates. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

There can be no assurance that the Company will generate sufficient revenues from its operations to meet its obligation as they become due or to obtain financing on acceptable terms, if at all.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that a minimum of $1 - $1.5 million is the annual expenditure required to fulfill the Company’s intended exploration programs.

Negative Market Response to Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2003, there were employee options outstanding to purchase 2,425,000 common shares and 2,762,750 share purchase warrants outstanding. These options and warrants, if fully exercised, would constitute approximately 8.2% of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining and oil and gas companies, some of which have greater resources and experiences. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operation and business.

Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties

The Seabee mine, certain of the Company’s oil and gas properties and the Company’s exploration properties are all located in the northern portions of either Saskatchewan, Ontario or Manitoba. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

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Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties and, to the best of its knowledge, titles to all properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from the Saskatchewan Department of Industry and Resources, made inquiries to Saskatchewan Industry and Resources, reviewed lease files at Saskatchewan Industry and Resources, and received confirmation from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Issuance of Flow-Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the ITA. Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares on issue.

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into at the end of 2003, the Company is required to expend $2.5 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2004.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the

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qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiary are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to the Company. Although such persons have been advised of their fiduciary duties to the Company, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of the Company.

3.3	Mineral Properties

The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan, Manitoba and Ontario. The Company has assembled the majority of its property portfolio around three areas – the Seabee mine in Saskatchewan, the Tartan Lake mine in Manitoba and the Madsen mine in Ontario. At each of the three sites, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties clustered around it; either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee mine contains an economic body of ore and is producing gold. The other two properties are at the exploration stage and the mills and equipment are presently shutdown and not in operation.

CLAUDE ASSET LOCATIONS

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Except for the Seabee mine, all of the Company’s mining properties are at the exploration stage and do not contain any proven ore bodies. Among the Company’s exploration projects, several are considered “core projects” and will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced nearly 675,000 ounces of gold including 50,800 ounces sold in 2003.

SEABEE PROPERTY

SEABEE AREA

Property Description and Access

The Seabee mine produces gold from two different but contiguous properties. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100% working interest, subject to a 30% Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100% interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The leases were renegotiated in June of 2002 and expire in 2025.

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The mine is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 3,000 foot airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee operation directly supports a workforce of 160 employees with permanent camp facilities. Electrical power is provided by a transmission line to the mine by the provincial power authority while backup power is provided by diesel generators.

Property Royalties

The Company has a 100% interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose is subject to a 30% Net Profits Interest (NPI) in favor of Currie Rose Resources Inc. (“Currie Rose Resources”) for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25% NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose Resources receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose Resources portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose Resources’ operating costs which is charged at prime plus 1.5% based upon the previous month’s outstanding balance. As at December 31, 2003, the cumulative deficiency of Currie Rose Resources’ share of these capital and operating costs totaled approximately $8.3 million. Since commencing commercial gold production, a total of 581,370 tonnes of ore have been processed from the Currie Rose property, from which a total of 120,807 ounces of gold have been recovered.

Royalties to the Crown of 5% on the first million ounces of production escalating to 10% thereafter on net operating profits become payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required for several more years. To date, there have been no royalty taxation payments made on this property to the Crown.

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History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco. Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the beneficial owner.

After its acquisition of the Seabee property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited. Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed; 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer Developments Limited determined the property did not meet its criteria for development and allowed its option on the Seabee property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer Dome. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August, 1989 and subsequently revised the study in May, 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December, 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped metagabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee property is underlain by the Laonil Lake metagabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee mine began in 1990, the mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel. Seabee employs approximately 160 workers of whom approximately 100 are on site at any given time,

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subject to seasonal adjustments. Approximately 80 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 80 people are employed in the underground operations, the majority on a 28 day-in and 14 day-out rotation. Camp facilities on site are capable of accommodating in excess of 110 people and are supported by a full complement of dining and recreation facilities.

Underground mining is conducted by Centaur Mining Contractors ("Centaur"), a division of Claude. The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining. Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 30%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward.

The illustration below describes the general approach to shrinkage stoping:

The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 600 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth and to a lesser extent on the Currie Rose property (described separately below). The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with an extension commissioned in November, 2004), provides ore and waste transport to surface as deep as the 600 metre level. Approximately 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill. The milling capacity of the Seabee mill was increased in 1997 to its current processing capability that exceeds 750 tonnes per day. The mill process consists of a three stage crushing circuit, a two stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product

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from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

The following table details the operations data of the Seabee mine for the last 5 years:

Seabee Mine Operating Data

	2003	2002	2001	2000	1999

Ore Milled (tonnes)	208,900	201,900	274,800	237,500	245,300
Ore Grade (grams per tonne)	7.95	6.59	6.13	8.58	7.34
Mill Recoveries (%)	94.7	93.7	88.8	87.9	92.3
Gold Sales (ounces)	50,800	41,500	46,300	58,300	54,100
Cash Cost (U.S.$/ounce)*	$253	$246	$221	$190	$193

* The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee mine, before depreciation and depletion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs. A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs
Per Gold Ounce Sold

Years ended December 31,
	2003	2002	2001	2000	1999
	U.S. Dollars

Direct mining cost	$253	$246	$221	$190	$193
Other	-	-	-	-	-

Cash operating costs	$253	$246	$221	$190	$193
Less: Royalties	-	-	-	-	-

Total cash costs	$253	$246	$221	$190	$193
Gold ounces sold	50,800	41,500	46,300	58,300	54,100
Mine operating costs
(U.S. $ millions)	$12.8	$10.3	$10.2	$11.1	$10.4
(CDN $ millions)	$18.0	$16.1	$15.8	$16.4	$15.5

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Since commencement of production in 1991, the mill has processed more than 2.5 million tonnes of ore at an average head grade of 8.28 grams per tonne producing 671,804 ounces of gold to December 31, 2003.

Seabee mine - Currie Rose Property

Claude's 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources, a non-affiliated public company traded on the TSX Venture Exchange, whereupon Claude could earn a 100% interest in the Currie Rose property subject to a 30% Net Profits Interest (NPI) in favour of Currie Rose Resources.

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Geology

The geology of Currie Rose property is similar to that observed in the previously described Seabee mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. The West Porky discovery indicates that gold does occur in concentrations sufficient to warrant follow-up. See “Recent Exploration Results”.

Property History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer Development Limited. Placer Development Limited and its successor company Placer Dome Inc. (“Placer Dome”) were the exploration operators from 1984 to 1990. Approximately $2.6 million was spent on various exploration activities on the property.

Placer Dome’s option on the property expired in 1991 with Currie Rose Resources regaining a 100% interest. No exploration work was conducted until 1994 when Claude entered into the option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 Zone which was adjacent to the western boundary of the Seabee property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that require follow-up drilling.

The 2000 work program included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the West Porky zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Drilling in 2003 on the West Porky zone had as its goal, the delineation of this mineralized structure to depth and along strike. The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone. An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously imagined with greater continuity of the associated sulfide phases.

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Seabee Mine Reserves

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were prepared by A.C.A. Howe. Since the original estimates in 1990, A.C.A. Howe visits the mine regularly and receives all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviews the reserve estimates developed by the Company’s own mining staff.

A.C.A. Howe’s methodology for estimating mineral reserves and resources is a manual interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period. Surface drill intersections are cut to a statistically determined 75 grams per tonne, with underground drill intersections and chip samples in stopes and development headings being cut to 50 grams per tonne.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by silling and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by silling and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually less than 25 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those mineral resources thereby resulting in their conversion to mineral reserves:

A block cut off grade of 3.73 grams per tonne is applied to reserves. This is the current break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 3.73 grams per tonne, it is stockpiled for blending. Similarly, ore grading higher than 3.73 grams per tonne that is already broken will be hauled and processed.

The walls within the stopes at the mine are supported by rock bolts prior to the ore being pulled to minimize external dilution, which is currently estimated to average 10% at zero grade.

The use of a remotely-operated scoop to empty highwalls (residual in-stope muck trapped between drawpoints) keeps average mining losses to an estimated 3%.

Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples at the Seabee mine are assayed on site in a fire assay gold laboratory. Sample size is 30 grams (one assay tonne). Surface and underground drill core is assayed in-house. Underground drill and chip samples are assayed on a daily basis and checked by internal standards, though currently there are no external checks. The accuracy of the assaying at the mine is confirmed by bullion production.

As reported by D. J. Patrick, PhD of A.C.A. Howe in his report dated February 29th, 2004, the Proven and Probable Reserves at the Seabee mine and the Currie Rose Sector are as follows:

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Seabee mine:

Proven Mineral Reserves:	142,053 tonnes @ 7.90 grams per tonne
Probable Mineral Reserves:	470,394 tonnes @ 7.37 grams per tonne

Currie Rose Sector:

Proven Mineral Reserves:	45,307 tonnes @ 7.16 grams per tonne
Probable Mineral Reserves:	16,967 tonnes @ 7.98 grams per tonne

Total Proven plus Probable Mineral Reserves: 674,721 tonnes @ 7.48 grams per tonne

For the above table of reserves, the following mining and economic factors have been applied:

(a)	A block cut-off grade of 3.73 grams per tonne is applied to resources. This is the break-even grade at a gold price of U.S.$375 following the application of dilution, mining losses and mill recovery;
(b)	External dilution is estimated to average 10% at zero grade;
(c)	Average mining losses are around 3%;
(d)	A Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide rich zones.

The following table details the Seabee mine’s total Mineral Reserves for the last 3 fiscal years as calculated by A.C.A. Howe using a long-term gold price of U.S. $375 per ounce in 2003, U.S. $343 per ounce in 2002 and U.S. $295 per ounce in 2001:

		2003	2003		2002	2002		2001	2001
	2003	Grade	Gold	2002	Grade	Gold	2001	Grade	Gold
	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces

Proven	187,400	7.72	46,500	284,600	7.63	69,800	123,400	5.76	22,800
Probable	487,300	7.39	115,800	376,600	8.33	100,900	486,600	8.49	132,700

Total Mineral Reserves	674,700	7.48	162,300	661,200	8.03	170,700	610,000	7.93	155,500

The areas of the mine being worked currently are primarily in the eastern portion of the Seabee sector. At Seabee, the 6509 decline is being driven to access a newly defined high-grade zone in the area.

Recent Exploration Results

During the 2003 winter exploration season, the Company drilled 8,688 metres of BQ core drilling in 41 holes on the West Porky area of the Currie Rose property. The area lies approximately 2 kilometres north of the Seabee mine. This drilling delineated the West Porky main zone on 50-metre centers and resulted in the discovery of the West Porky west zone, approximately 1,500 metres to the northwest. Intersections reported from the main zone were consistent with those from the previous year’s drilling. Multiple lenses or shear surfaces were encountered in this volcano-sedimentary sequence. Grades ranged from three to fifteen grams per tonne over widths of one to three metres. Infill definition drilling on 25-metre centers has been recommended for the 2004 winter drill season to firmly establish continuity within this system. The west zone returned several very high grade intervals from the sedimentary unit to the north. Further drilling is required to establish the extent of this system and its connectivity to the main zone.

The core from this program was logged and split at the Company's core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by

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Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Seabee/Currie Rose Future Work Programs

Development and mining during the first quarter of 2002 came from the 2d zone on the Currie Rose property. In the remaining three quarters, emphasis shifted to the 2b zone below the 390-metre level. Seabee will continue to operate under a three year mine plan which will focus on the 2b zones at depth and laterally to the west of the Seabee boundary.

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose in addition to known veins not yet mined. Delineation drilling of the 2b zone between the 400 and 600 metre levels proved successful in replacing reserves mined out during the year with a modest increase in grade. The Company plans to continue to explore and define these areas as they are considered highly prospective for additional reserves. Additional drill stations have been established and an underground drilling program will continue to test the areas beneath the current workings. In particular, recent drilling on the 2b structure has demonstrated the continuation of this major zone beneath the current mine workings.

As a result of the Company’s success in identifying and developing high-grade reserves below the 400 metre level, a decision was made to extend the Seabee mineshaft to the 600 metre level.

Based on lineaments observed from satellite imagery and air photo interpretation, the Company is exploring a four kilometre wide, substantially east-west trending shear corridor centrally disposed about the mine workings. As an integral part of a $1.4 million flow-through funded exploration program, diamond drilling (14,500 metres) in 2002 was directed at the northern and eastern segments of this corridor. In 2003, the Company spent $1.7 million in flow-through funding for exploration. In addition to the West Porky discovery, three targets to the east of the mine were drill-tested. These targets included a series of silicified and sulfidized zones aligned along the northern contact of an altered quartz monzonite unit. This drilling was successful in tracing the mineralized shear corridor to the east. Several targets in the Pine, Munro and Santoy Lakes area have become priority targets for the 2004 winter drill program.

Madsen Properties

The Madsen properties comprises six contiguous claim blocks totaling approximately 10,000 acres (4,047 hectares) located in the Red Lake Mining District of northwestern Ontario. The properties are: the Buffalo property, the Starratt-Olsen property, the Aiken-Russett property, the Redaurum property, the Hagar Option property and the Madsen property. They are collectively referred to as the “Madsen properties”. Included on the southwestern part of the Madsen properties is the Madsen gold mine, currently on care and maintenance. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude and Placer Dome signed an option agreement on the Madsen properties dated December 15, 2000. The option allows Placer Dome to earn a 55% working interest in the Madsen property, Starratt-Olsen property, Aiken-Russet property and Hager Option property by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Placer Dome Option Agreement. The Redaurum property is covered by a separate agreement in which Placer Dome can earn a 50% working interest in that property from its majority interest holder, Sabina Resources (“Sabina”). Should Placer Dome successfully earn-in to the Redaurum option agreement, Claude’s interest will increase from 20% to 25%. The Buffalo property is not included in the Placer Dome Option Agreement. Placer may abandon the option at any time after spending $1.2 million. Upon Placer Dome fulfilling its obligations in respect of the option phase, Placer Dome and Claude will be deemed to have formed a joint venture with interests of 55% and 45%, respectively. At Claude's election, Placer Dome may earn an additional 5% of the project by funding Claude's share of infrastructure costs associated with any mine development on the property. Under the Placer Dome Option Agreement, Claude's interests cannot be reduced below 40%.

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The Placer Dome Option Agreement was amended effective January 1, 2002 whereby Placer Dome now has until December 15, 2006 to earn the 55% working interest in the Madsen property under the same terms and conditions as described above. The Company does not incur any costs in maintaining the agreement.

The Company considers the Madsen properties to be an advanced exploration stage project. Although the Madsen mine is a former gold producer, the Company has not to date conducted enough exploration or prepared a feasibility study to determine if the Madsen properties contain any economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The Madsen properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen mine.

MADSEN PROPERTIES

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How Acquired

Claude acquired the Madsen mine and the other properties comprising the Madsen properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Property	Claude’s Ownership Percentage

Madsen mine	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

Starratt-Olsen	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

Aiken-Russett	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

The property is also subject to a 2% net smelter return royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

Hagar Option	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

Redaurum
20%, with the right to an additional 5% if Placer Dome fulfills its exploration expenditure requirements as outlined in the Redaurum option agreement among Placer Dome, Claude and Sabina. The additional 5% will be granted to Claude by Sabina in return for Claude waiving its first right of refusal. The property is subject to a 0.4% NSR in favor of Redaurum Limited.

Buffalo	100%.

Regional and Property Geology

The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.

The Madsen mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh "tuffs". These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

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High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

History and Previous Work

The Madsen property was originally owned by Madsen Red Lake Gold Mines Ltd. ("Madsen Red Lake"). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.6 million ounces of gold.

In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.

In 1988, Madsen Gold Corp. acquired the Madsen property from Madsen-Rowland. Madsen acquired the adjacent Buffalo property in the prior year. Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.

Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise. A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers ("WGM") to check the ore reserves at the Madsen mine. A subsequent review was carried out in December 1996 by Micon International Inc. ("Micon").

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50% or more dilution.

Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen mine was not brought back into commercial production. The Madsen mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves at the Madsen mine.

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In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s mineral resource estimates. Working with mine personnel, A.C.A. Howe completed a mineral reserve/resource review for the Madsen mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

After optioning the properties from Claude, Placer Dome initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen mine and to test a segment of the up-plunge projection of the high grade No. 8 Zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Placer Dome’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen mine. Placer geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling. Placer Dome interprets this group of targets to the north of the Madsen mine as lateral or stratigraphic equivalents of the high grade No. 8 zone. Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers). As reported in a March, 2003 press release, Placer intersected high grade gold values over narrow widths with this drilling.

In 2003, Placer drilled 49 holes totaling 29,047 metres on six targets in the Madsen area. Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the ‘Treasure Box’. Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres. Infill drilled on 50-metre centers, the vein swarm showed good continuity.

Planned Exploration

Placer has indicated it will meet its exploration expenditure requirements in 2004. In addition to twelve infill holes on the Treasure Box zone, Placer is assessing the merits of a deep drill program targeting the potential extensions of the No. 8 Zone. Infill drilling of the Treasure Box is laid out on 25-metre centers.

Mine Details

Madsen purchased the Dona Lake mill, including the semi-autogenous grinding and carbon-in-pulp circuits, from Placer Dome in 1994. In 1996, Madsen transported the various modules to Red Lake and erected the mill on a new site immediately south of the Madsen headframe.

The mill consists of a single stage crushing circuit; a two stage grinding circuit, which is then followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in an induction furnace. Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer on the Madsen property.

Tartan Lake Property

Tartan Lake is a 6,675 acre property located in northwestern Manitoba about 12 kilometres northeast of Flin Flon. The property consists of 20 claims, three quarry leases and contains the Tartan Lake mine, a former gold operation that produced 48,000 ounces of gold before production was suspended in 1989.

The property also contains a mill and tailings pond. Although the mill and equipment is currently mothballed, the tailings pond is fully permitted. Since the property is located in close proximity to Claude’s Amisk-Laural

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properties, the present mill could be refurbished and used to process ore transported from Amisk Lake or other properties nearby.

How Acquired

Claude acquired the property, mill and equipment at Tartan Lake from Vista Gold Corp, an arms-length public company, in exchange for 999,444 common shares of Claude. The acquisition included a 440 tonne per day mill, mining equipment and related parts, all related mine operating infrastructure, a permitted tailings pond and 6,675 acres of mineral and land leases in the area. Claude owns 100% of the property and there are no underlying royalties.

Location and Access

Access to the property is via road from Flin Flon, approximately 12 kilometres southwest of the property.

TARTAN LAKE PROPERTY LOCATION

Regional and Property Geology

The Tartan Lake deposit is a mesothermal lode gold deposit of Aphebian age. The region is underlain by the Tartan Lake Gabbroic Complex. The mineralization on the property occurs within quartz-tourmaline veins hosted by a gabbroic complex in contact with intermediate to mafic volcanic rocks of the Amisk group. The mineralizing system is dominated by early quartz-tourmaline veins that have been reactivated by a subsequent shearing event with attendant offset and quartz flooding. Mineralization in these zones is associated with shear zones transecting the Tartan Lake Gabbroic Complex and all have some outcrop exposure. Gold appears to be focused near the intersection of crosscutting vein sets.

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Exploration History

Gold was first discovered in the Tartan Lake area in 1931. Between 1931 and 1947, previous operators completed several trenches and drill holes on what are now referred to as the South, West Baseline, East Baseline and Ruby Lake zones/showings. The Main Zone, which is the largest deposit discovered on the property to date, was discovered by Granges Inc. in 1984 by drilling a VLF conductor.

The deposit was brought into production by Granges Inc. in 1987. A decline was driven to the 315 metre level between the Main Zone and the South Zone, providing access to both. A drift was started to access the Southeast Zone but was stopped 75 metres from the zone due to the suspension of mining. Ore was mined using undercut-and-fill and cut-and-fill methods, and hauled to surface by trucks and stockpiled for milling with equipment on site.

The mine produced 48,000 ounces of gold during its 2.5 years of operation. All underground workings such as ventilation, electrical and pumping systems were removed and the workings were allowed to flood in 1993, but sporadic exploration continued from surface in an attempt to define additional mineable reserves. The Southeast Zone was discovered under Tartan Lake and, in 1995, drill testing discovered the West Zone.

Recent Exploration Results

In July of 1998, an exploration crew employed by Claude visited the Tartan Lake minesite and remapped the host structures observed on surface. This program focused on the structural setting and style of mineralization. In 2002, field crews selectively mapped and explored for lode structures near the minesite. In 2003, mapping crews traced a strong shear system west of the mine workings for over one kilometre of strike length. Follow-up diamond drilling confirmed the presence of strong shearing to the west and produced an encouraging intersection from the West Zone. The Company is currently applying for permits to dewater the mine to the 280-metre level at which a diamond drill station will be established. From this location, the Company will conduct a 4,500-metre drill program to evaluate the West Zone.

Amisk-Laural Property

The Amisk-Laural property, totaling 12,100 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba, Canada. The property consists of 85 mineral dispositions in the Amisk Lake area. Through an option agreement with property owners Husky Oil and Cameco Corporation (“Cameco”), Claude has earned a 35% participatory interest in the property and can earn up to a 70% interest in the property. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The property lies within Saskatchewan near the border with Manitoba. The nearest town is Flin Flon, Manitoba, which is approximately 20 kilometres to the northeast. Access is via bush plane from La Ronge or by road from La Ronge or Flin Flon through a series of paved and gravel roads.

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AMISK/TARTAN LOCATION

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk-Laural property. Each of Husky and Cameco had a 50% participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it may earn and acquire a 35% participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999 and an additional 35% participating interest by spending a further $14.0 million by October, 2005, or by bringing the property into commercial production within 3 months after October, 2005. At any time after Claude has earned its initial 35% participating interest, it may present a feasibility study to Cameco and Husky that will become an "Approved Development Program" upon its approval by Cameco and Husky. Upon such approval, each of Cameco and Husky must elect to participate in the project and repurchase a 5% interest in the property at a predetermined price of $2,357,500 or sell its 15% interest to Claude for $800,000. If Claude does not ultimately earn an additional 35% participating interest, then any election made by Cameco or Husky to participate and repurchase a 5% interest may be revoked retroactively. Claude also issued 62,500 common shares to each of Husky and Cameco pursuant to the Amisk Lake Option Agreement. For fiscal years 2000 and 2001, Claude had applied for and been granted extensions to fulfill its minimum annual work commitments.

To date, Claude has spent approximately $3.4 million on this property and thereby is qualified, although has not yet elected, to receive an initial 35% participating interest under the Amisk Lake Option Agreement. Further expenditures on this project are contingent upon successful renegotiation of the aforementioned option agreement with Cameco and Husky.

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Regional and Property Geology

The area lies within the Laural Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laural Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that requires follow-up.

Recent Exploration Results

In 2001, work programs on the Amisk-Laural property focused on meeting assessment requirements as part of the option agreement obligations. In 2002, field crews mapped and resampled the margins of the Laural Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laural Lake zone on Hyslin Bay.

Late in 2002, the Company initiated discussions with Cameco on the status and future direction of the Amisk/Laural Lake project. The narrow discontinuous nature of the stockwork veins recorded during the summer of 2002 effectively undermined the Company’s confidence in the deposit’s mineral resource. Similar continuity problems were reported during Cameco’s bulk sampling program in 1989. With the integrity of the underlying resources in question, Claude’s management deems it prudent to revisit the earn-in schedule of the option agreement. The Company’s options include triggering the joint venture and/or renegotiating the option under terms that more accurately reflect the property value.

There was no field work done in 2003.

Jojay Property

The Jojay property is located approximately 120 kilometres northeast of La Ronge, Saskatchewan. The property is eight kilometres north of the Jolu mill and 15 kilometres north of Provincial Road 102 and is therefore easily accessible. Claude holds 75% working interest and Shore Gold Inc. holds a 25% working interest in the property. The property hosts a historic mineral resource of 280,000 tonnes grading 8.9 grams per tonne Au (Colborne, 1986). Two thirds of this total is in the inferred category.

Gold mineralization at Jojay is associated with disseminated sulfides and is hosted by siliceous interlayers within a volcano-sedimentary sequence. The mineralized zone is interpreted to occur within a faulted and failed ancient

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caldera-collapse structure. The numerous interpreted fault offsets offer the possibility of structural repetitions of the mineralized zone.

Other Mineral Properties

The Company currently holds interests in several other exploration properties located in northern Saskatchewan. The majority of these properties are in close proximity to the Company’s core properties around the Seabee and Amisk properties. The Company considers these properties to be secondary to those described above and has planned little or no expenditures on these properties in the foreseeable future. None of these properties contain any known economic body of ore. As the properties remain in good standing, management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.

A brief description of the most recent work conducted on the non-core properties is given below:

Amisk-Pamon Property

Amisk-Pamon is a 4,200 acre (1,688 hectares) gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. Claude holds a 100% interest in the property and there are no underlying royalties. Access to the property is primarily via boat from the settlement of Denare Beach, Saskatchewan.

The Company’s most recent exploration work at Amisk-Pamon was in 1998. Crews re-established a grid over the property and conducted magnetic and electromagnetic surveys on the grid. Follow-up diamond drilling identified strongly carbonatized alteration with minor quartz veining. At this time, the Company has no exploration planned for the property.

Santoy Lake Property

Santoy Lake is a 11,400 acre (4,566 hectares) gold exploration property located in Saskatchewan 133 kilometres north-northeast of La Ronge, Saskatchewan and approximately 8 kilometres northeast of the Company’s operating Seabee mine. Claude holds a 100% interest in the property subject to a 5% NPI and there are no underlying royalties. Access to the property is via air from La Ronge or via the Company’s annual winter ice road off of Saskatchewan Highway 102.

The Company’s most recent exploration work at Santoy Lake was conducted in 1998. Work crews conducted basic prospecting and mapping and discovered several new veins. Future exploration work will include geochemical sampling and testing of the vein structures identified on the property and may include diamond drilling. In the first quarter of 2002, these targets were drill-tested. Results were not consistent with historic assay values indicated from surface sampling and shallow diamond drilling and is the subject of an ongoing review.

In addition to the Amisk-Pamon and Santoy Lake exploration properties discussed above, the Company also holds interests in various gold, copper and diamond exploration properties totaling in excess of 10,000 hectares. Claude’s interest in these properties ranges from 30%-100%. The Company has expended no funds on exploring these properties in the last 3 fiscal years and has no work programs planned for any of these other properties in the current year.

3.4 Oil and Gas Activities

Claude produces crude oil, NGLs, and natural gas from properties situated in Alberta and Saskatchewan. Alberta properties represent 88% of Claude’s oil and NGLs reserves and 87% of total production. Saskatchewan properties represent 12% of Claude’s oil reserves, and 13% of total production. Alberta properties represent 100% of Claude’s natural gas reserves and production. The Company’s Alberta oil and gas properties are operated by others.

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Property Descriptions

The following are descriptions of the most significant oil and gas properties in which Claude has an interest:

Edson, Alberta

The Company holds a 7.8921168% interest in the Edson Gas Unit No. 1 and a 7.1808666% interest in the Edson Gas Plant. The unit covers about 5 townships 125 kilometres northwest of Calgary, Alberta.

The production comes from the Elkton and Shunda formations at a depth of 10,000 feet. Production commenced in April, 1963 and contains 69 wells of which 54 wells have produced in recent months. The Edson Gas Unit No. 1 is operated by Talisman Energy Inc. The Edson Unit reserves represent nearly 100% of Claude’s natural gas reserves.

Nipisi Gilwood Unit No. 1, Alberta

The Company holds a 2.73003% interest in the Nipisi Gilwood Unit No. 1 (the "Nipisi Unit") located 110 kilometres northwest of Edmonton, Alberta. The unit is an oil field operated by Canada Natural Resources Limited.

The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells within the unit area. A waterflood was implemented in January 1969. An infill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. Three of the four stages of this program were initiated by 1988 but there are no current plans to implement the fourth stage. In 1997, the operator initiated a new project to improve field efficiencies by drilling new infill wells and converting certain producing wells to injection wells.

Production for the year ending December 31, 2003 averaged approximately 148 barrels of crude oil per day (including natural gas liquids). Oil is produced from the Gilwood sandstone at an approximate depth of 5,600 feet. Production is currently achieved by primary, secondary and tertiary methods.

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Zama, Alberta

The Company holds various interests in the 8-25-116-5 W6M well (two zones), and a 3.75 percent working interest in the shut-in Sulphur Point gas well at 5-13-119-4 W6M. The well was producing from the Keg River formation from 1967 to 1997 when it was shut in due to high water production. In 2000, it was dual completed as a Sulphur Point/Keg River well.

Viking Kinsella/Birch Lake, Alberta

The Company owns a 6.2439 percent interest in the 7-31-49-11 well and a 12.4875 percent interest in the 7-10-50-11 W4M/2 well located in the Birch Lake area of Alberta. The Company also owns a 3.5949 percent interest in the Birch Lake Gas Plant operated by Signalta Resources Limited.

Gainsborough, Saskatchewan

Claude has a 75% interest in six producing vertical oil wells in the Gainsborough area of southeastern Saskatchewan (the "Gainsborough Property") and 2 former producing wells that have been converted to injector wells. Oil production comes from two zones in the Frobisher/Alida formation at a depth of 3,500 feet.

During 1996, Claude together with the other partners in the Gainsborough Property, entered into a Farm-in Letter Agreement with Provident Energy Ltd. ("Provident") whereby Provident was granted the right to earn a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. In order to earn its interest, Provident was required to complete a horizontal test well on the Gainsborough Property. Provident has fulfilled its obligations and has thereby earned a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. Subsequently, Provident drilled an additional four horizontal (three are currently producing) wells in which Claude owns a 33.75 percent working interest.

Production

The following table lists Claude’s total oil, NGLs and gas production for the last 3 fiscal years:

	Average Oil	Total Oil	Average Gas	Total Gas
	Production	Production	Production	Production
Year	(Barrels Per Day)	(Barrels)	(MMCF per Day)	(MMCF)

2003	250	91,200	2.19	800
2002	228	83,200	2.43	886
2001	240	87,500	2.61	951

The decrease in gas production volumes has been due to normal production decline rates on existing wells.

Annual Economic Evaluation Reports of Claude’s oil and gas interests in Alberta and Saskatchewan have been prepared by Sproule Associates Limited., Calgary, Alberta. The most recent Economic Evaluations are effective January 1, 2004, with a preparation date of April 15, 2004. Disclosure using criteria defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) is provided below. In accordance with the requirements of NI 51-101, the Report on Reserves by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Reserves Data and Other Information in Form 51-101F3 are attached as Schedules A and B hereto, respectively.

The following definitions form the basis of the classification of reserves and values presented. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM (“CIM”), incorporated in the Society of Petroleum Evaluation Engineers (“SPEE”) Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and specified by NI 51-101.

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Reserves

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

●	analysis of drilling, geological, geophysical and engineering data;
●	the use of established technology;
●	specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed; and
●	a remaining reserve life of 50 years.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. Possible reserves have not been considered in this document.

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories may be divided into developed or undeveloped categories.

Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been in production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-Producing Reserves

Developed non-producing reserves are those reserves that either have not been in production, or have previously been in production, but are shut in, and the date of resumption of production is unknown.

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Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the proved, probable and possible definitions are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

There is a 90% probability that at least the estimated proved reserves will be recovered.

There is a 50% probability that the sum of the estimated proved reserves plus probable reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimated will be performed using deterministic methods that do not provide a quantitive measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

Reserves Data

The following table provides proven reserves, estimated using constant prices and costs, as well as the net present value of future net revenue before and after deducting future income tax expense, calculated without discount and using a discount rate of 10%:

					Net Present Value		Net Present Value
	Oil and NGLs		Gas		Before taxes		After taxes
	Gross	Net	Gross	Net	0%	10%	0%	10%

	mbbl	mbbl	MMcf	MMcf	($ 000)	($ 000)	($ 000)	($ 000)
Proved reserves
Alberta	338.8	106.4	5,861.0	1,328.0	12,056.0	8,121.0	11,572.0	7,750.0
Saskatchewan	44.4	43.6	-	-	280.0	215.0	173.0	132.0

Total Proved Reserves	383.2	150.0	5,861.0	1,328.0	12,336.0	8,336.0	11,745.0	7,882.0

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The following table discloses elements of future net revenue estimated using constant prices and costs and calculated without discount:

				ARTC,	Future net		Future net
			Operating	Abandon,	revenue before	Income	revenue after
	Revenue	Royalties	Costs	etc	Income taxes	Taxes	Income taxes
	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)

Proved Reserves	50,315	32,632	7,992	2,645	12,336	591	11,745

The following table provides proven and probable reserves, estimated using forecast prices and costs:

	Oil and NGLs		Gas
	Gross	Net	Gross	Net

	mbbl	mbbl	MMcf	MMcf
Proved developed producing
Alberta	286.1	86.7	5,653.0	1,269.0
Saskatchewan	24.8	23.9	-	-

Total Proved Reserves	310.9	110.6	5,653.0	1,269.0
Probable
Alberta	106.4	33.4	1,817.0	411.0
Saskatchewan	3.8	3.6	-	-

	110.2	37.0	1,817.0	411.0
Total Reserves	421.1	147.6	7,470.0	1,680.0

The following tables provide the net present value of the future net revenue of the above proven and probable reserves, estimated using forecast prices and costs, before and after deducting future income tax expense, calculated without discount and using a discount rate of 5%, 10% and 15%:

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	Net Present Value				Net Present Value
	Before taxes				After Taxes
Proved developed producing	0%	5%	10%	15%	0%	5%	10%	15%

	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)
Alberta	10,064.0	8,173.0	6,916.0	6,024.0	10,151.0	8,224.0	6,960.0	6,063.0
Saskatchewan	151.0	137.0	125.0	116.0	91.0	82.0	76.0	70.0

Total Proved Reserves	10,215.0	8,310.0	7,041.0	6,140.0	10,242.0	8,306.0	7,036.0	6,133.0
Probable
Alberta	2,631.0	1,549.0	1,028.0	737.0	1,759.0	1,037.0	688.0	493.0
Saskatchewan	24.0	17.0	12.0	9.0	15.0	10.0	7.0	6.0

	2,655.0	1,566.0	1,040.0	746.0	1,774.0	1,047.0	695.0	499.0
Total Reserves	12,870.0	9,876.0	8,081.0	6,886.0	12,016.0	9,353.0	7,731.0	6,632.0

The following table discloses elements of future net revenue estimated using forecast prices and costs and calculated without discount:

				ARTC,	Future net		Future net
			Operating	Abandon,	revenue before	Income	revenue after
	Revenue	Royalties	Costs	etc	Income taxes	Taxes	Income taxes
	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)	($ 000)

Proved plus
Probable Resources	55,910	36,570	9,459	2,997	12,878	862	12,016

Reconciliation of Reserves

The following table summarizes the changes in Claude’s working interest reserves from January 1, 20031 to January 1, 2004:

	Oil and NGLs (mbbl)			Natural Gas (MMcf)
	Proved	Probable	Total	Proved	Probable	Total

January 1, 2003	457	20	477	7,855.0	450.0	8,305.0
Production	(91.2)	-	(91.2)	(800.0)	-	(800.0)
Revisions	17.4	115.9	133.3	(1,194.0)	1,407.0	213.0
Additions	-	-	-	-	-	-

January 1, 2004	383.2	135.9	519.1	5,861.0	1,857.0	7,718.0

1. Based on Reserve report prepared by NRG Engineering Ltd., Calgary, Alberta.

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Reconciliation of Future Net Revenue

The following table summarizes the changes in net present value of future net revenue, estimated using constant prices and costs and calculated using a discount rate of 10 percent, attributable to proven reserves:

(000's)
(Constant prices and costs, discounted at 10% per year)
Estimated Future Net Revenue - January 1, 2003	$6,768
Net change in prices, production costs, and royalties related to future production	1,568

Estimated Future Net Revenue - January 1, 2004	$8,336

Pricing Assumptions

Constant prices and costs

Constant prices and costs are defined in NI 51-101 as Claude’s prices and costs as at the evaluation effective date. The Company’s prices and costs are defined as the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The preceding evaluations used the following constant price forecasts:

Oil	Edmonton Par	$37.99/bbl
Natural Gas	Alberta AECO-C	$ 6.04/Mcf
Natural Gas By-Products	Propanes	$28.04/bbl
	Butanes	$31.15/bbl
	Pentanes Plus	$38.91/bbl

Forecast prices and costs

The proceeding evaluation used the following forecast price forecasts:

		Edmonton	Alberta
	WTI Cushing	Par price	AECO-C
	Oklahoma	40[0] API	Spot	Henry Hub
Year	($US/bbl)	($Cdn/bbl)	($Cdn/MMBTU)	($US/MMBtu)

2004	29.63	37.99	6.04	5.32
2005	26.80	34.24	5.36	4.81
2006	25.76	32.87	4.80	4.39
2007	26.14	33.37	4.91	4.46
2008	26.53	33.87	4.98	4.52
2009	26.93	34.38	5.05	4.59
2010	27.34	34.90	5.14	4.66
2011	27.75	35.43	5.24	4.73
2012	28.16	35.96	5.33	4.80
2013	28.58	36.50	5.43	4.87
2014	29.01	37.05	5.52	4.95
2015	29.45	37.61	5.62	5.02
Escalation rate of 1.5% thereafter.

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Item 4 Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

Item 5 Description of Capital Structure

5.1	General Description of Capital Structure

As of December 31, 2003, the authorized capital of the Company consisted of unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series. There were 58,341,627 common shares issued and outstanding as of December 31, 2003, the end of the Company’s most recent fiscal year. No first or second preferred shares were issued and outstanding as of that date.

All of the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company that are distributable to such holders. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, or surrender or sinking or purchase funds.

Item 6 Market for Securities

6.1	Trading Price and Volume

The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the trading symbol “CRJ” and on the American Stock Exchange under the trading symbol “CGR”. The following table sets forth the reported high and low closing bid prices of the Company’s common shares on the TSX for the twelve months ending December 31, 2003:

Toronto Stock Exchange
Common Shares Trading Activity

	Canadian Dollars
Period	High	Low

December, 2003	$2.16	$1.78
November, 2003	$2.12	$1.80
October, 2003	$1.98	$1.60
September, 2003	$1.75	$1.60
August, 2003	$1.69	$1.40
July, 2003	$1.50	$1.19
June, 2003	$1.30	$1.14
May, 2003	$1.40	$1.26
April, 2003	$1.48	$1.22
March, 2003	$1.53	$1.24
February, 2003	$1.42	$1.35
January, 2003	$1.69	$1.58

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Item 7 Directors and Officers

7.1 Name, Occupation and Security Holdings

The names, municipality of residence, positions with the Company, principal business activities outside the Company, common shares owned and percentage owned of all directors and executive officers are set forth below:

		Director /		Common
Name and Municipality	Positions	Officer	Principal	Shares	Percentage
of Residence	Held	Since	Occupation	Owned	Owned

William R. MacNeill(2,3,4) Saskatoon, SK	Director, Chairman of the Board	1980	President of BEC International Corporation, a private company.	3,118,800(5)	5.3%

Arnie E. Hillier(2) Saskatoon, SK	Director,Vice-(6) Chairman	1996	Chief Executive Officer of Claude	218,000	<1%

A. Neil McMillan(2) Saskatoon, SK	Director, President and CEO	1996	President of Claude	176,250	<1%

Jon R. MacNeill(1,3,4) Calgary, AB	Director	1983	Consultant specializing in the oil and gas industry	Nil	Nil

Ronald G. Walker(1,3) Victoria, B.C.	Director	1984	President , Great Canadian Dollar Store Franchising Ltd., a private company.	Nil	Nil

Robert W. Termuende(1,3,4) Fort Steele, B.C.	Director	2003	Businessperson	5,000	<1%

Raymond G. Gagnon Saskatoon, SK	Chief Operating Officer	2002	Chief Operating Officer of Claude	15,000	<1%

Richard G. Johnson Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude	700	<1%

Philip E. Olson Saskatoon, SK	Vice-President, Exploration	1997	Vice-President, Exploration of Claude	12,381	<1%

Val L. Michasiw Saskatoon, SK	Secretary-Treasurer	2000	Secretary-Treasurer of Claude	8,319	<1%

Note:	(1)	Audit Committee.
	(2)	Executive Committee.
	(3)	Compensation Committee.
	(4)	Oil & Gas Committee
	(5)	These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill.
	(6)	On March 1, 2004, Arnie E. Hillier retired from his role as CEO and CFO. A. Neil McMillan will assume the responsibilities of CEO; Richard G. Johnson will assume the responsibilities of CFO.

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All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations or executive positions except for Mr. Raymond Gagnon, who from November, 1999 to March, 2002 was a mining consultant to Claude and who was Vice-President of Operations of Claude from 1994 to November, 1999.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Directors and officers of the Company and corporations controlled by them, as a group, beneficially own, directly or indirectly, approximately 6.1% of the issued and outstanding common shares of the Company.

Item 8 Transfer Agent and Registrar

Claude’s transfer agent and registrar is Valiant Trust Company, located at 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2

Item 9 Interests of Experts

9.1	Names of Experts

Sproule Associates Limited, 900, North Tower, Sun Life Plaza, 140 Fourth Avenue S.W., Calgary, AB, T2P 3N3, has provided the Company with an independent evaluation of the Company’s oil and gas assets effective January 1, 2004 and pursuant to the Canadian Oil and Gas Evaluation Handbook (COGEH) and NI 51-101.

ACA Howe International Limited, 254 High Street, Berkhamsted, Hertfordshire, HP4 1AQ, UK, has provided the Company with an independent review of the Company’s reserve estimate and resource potential effective March 4, 2004 and pursuant to National Instrument 43-101.

9.2	Interests of Experts

The Company has no knowledge of registered or beneficial interests held directly or indirectly by the experts named in section 9.1 in any securities or other property of the Company.

Item 10 Additional Information

Additional information, including details as to directors’ and officers’ remuneration, indebtedness, principal holders of Claude shares, options to purchase Company shares and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular dated April 8, 2004. Additional financial information is provided in the Company’s comparative consolidated financial statements and MD & A for the year ended December 31, 2003.

Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude’s website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

46

SHEDULE A

REPORT ON RESERVES DATA
BY
SPROULE ASSOCIATES LIMITED

To the Board of Directors of Claude Resources Inc. (the "Company"):

1.	We have evaluated the Company’s reserves data as at December 31, 2003. The reserves data consist of the following:

	(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Oil and Gas Committee:

			Net Present Value of
	Description and		Future Net Revenue
Independent Qualified	Preparation Date of		(before income taxes,
Reserves Evaluator	Evaluation Report	Location of Reserves	10% discount rate)

			Evaluated

Sproule Associates Limited	December 31, 2003	Alberta	$7,945,000
Sproule Associates Limited	December 31, 2003	Saskatchewan	$137,000

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
900, 140 - 4th Avenue S.W.
Calgary, AB
T2P 3N3
Canada

Date	February 24, 2004

/s/ Douglas Bates, Associate

SCHEDULE B

Report of Management and Directors
on Reserves Data and Other Information:

Management of Claude Resources Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. Such information includes reserves data, which are:

(a)	(i)	proved and probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserve estimated as at December 31, 2003 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified evaluator will be filed with the securities regulatory authority concurrently with this report.

The Reserves Committee of the Board of Directors of the Company has

(a)	reviewed the Company’s procedures for providing information to the independent qualified evaluator;

(b)
met with the independent qualified evaluator to determine whether any restrictions affected the ability of the independent qualified evaluator to report without reservation, to inquire whether there had been disputes between the previous independent qualified evaluators and Management; and

(c)	reviewed the reserves data with management and the independent qualified evaluator.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information; and

(b)	the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the Reserves Data are based on judgements regarding future events, actual results will vary and the variations may be material.

/s/ Arnie Hillier
Arnie Hillier
Vice Chairman, CEO, CFO

/s/ Neil McMillan
Neil McMillan
President

/s/ William R. MacNeill
William R. MacNeill
Chairman

/s/ Jon R. MacNeill
Jon R. MacNeill
Director - Member of Reserves Committee

February 24, 2004